

JACKSONKELLY
ATTORNEYS AT LAW   PLLC

1099 18TH STREET, SUITE 2150 • DENVER, CO 80202 • TELEPHONE: 303-390-0003 • TELECOPIER: 303-390-0177

www.jacksonkelly.com

303-390-0179

Email: dathayer@jacksonkelly.com

February 15, 2008

Via Facsimile
Ms. Donna Levy, Attorney
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Colorado Goldfields Inc.
      Amendment No. 1 to Registration Statement on Form SB-2
      File No. 333-148622
      Form 10-KSB for the period ended August 31, 2007
      Form 10-QSB for the period ended November 30, 2007
      File No. 0-51718

Dear Ms. Levy:

This letter confirms our conversation from last week and my follow-up phone message on Tuesday, February 12, 2008, relating to the above-referenced filings. As we discussed, the Company's CEO and geologist were out of the country from February 5th-12th in connection with visiting some potential mining properties. Thus, the Company is unable to file amendments to the above-referenced filings within the 10-day period specified in the Staff's comment letter dated February 5, 2008. As indicated in my phone message, the Company will endeavor to make the amended filings by Monday, February 25, 2008.

Please feel free to contact me if you have any comments or questions.

Very truly yours,

David A. Thayer, Esq.

DAT/swm

cc: Todd C. Hennis, Colorado Goldfields Inc. (via email)